UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Esmark Incorporated

(Name of Issuer)

Common Stock, par value, $0.01 per share

(Title of Class of Securities)

296475106

(CUSIP Number)

Madhu S. Vuppuluri
Essar Steel Holdings Limited
c/o Essar Americas
145 East 48th Street
36th Floor
New York, NY 10017
(212) 758-5860

Copy to:

Stephen M. Besen, Esq.
Shearman & Sterling LLP
559 Lexington Ave
New York, NY 10022
(212) 848-4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

June 10, 2008

(Date of Event Which Requires Filing of this Statement)

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No. 296475106	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Essar Steel Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 5 Pages

This Amendment No. 1 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on June 6, 2008 (the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Shares”), of Esmark Incorporated, a Delaware corporation (the “Company”), whose principal executive offices are located at 1134 Market Street, Wheeling WV 26003.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text after the penultimate paragraph of Item 4:

“On June 10, 2008, Parent sent a letter to the Board indicating its intention to increase its offer to purchase all of the outstanding Shares from $17.00 per share to $19.00 per share upon the entering into of the Merger Agreement.”

A copy of such letter is attached as Exhibit 5 hereto and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is amended and supplemented by adding the following:

Exhibit No.	Description
5.	Letter, dated June 10, 2008, to the Board of Directors of Esmark Incorporated from Essar Steel Holdings Limited

Page 3 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

June 11, 2008	ESSAR STEEL HOLDINGS LIMITED

	By:	/s/ Madhu S. Vuppuluri
		Name:	Madhu S. Vuppuluri
		Title:	Authorized Signatory

Page 4 of 5 Pages

EXHIBIT INDEX

Exhibit No.	Description
5.	Letter, dated June 10, 2008, to the Board of Directors of Esmark Incorporated from Essar Steel Holdings Limited

Page 5 of 5 Pages